                                                                EXHIBIT 3.3


              CERTIFICATE OF DESIGNATIONS, RIGHTS, PREFERENCES

             AND LIMITATIONS OF 12% REDEEMABLE PREFERRED STOCK,
                       $10.00 PAR VALUE PER SHARE, OF
                   SECURITY ASSOCIATES INTERNATIONAL, INC.
PURSUANT TO SECTION 151 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE



     SECURITY ASSOCIATES INTERNATIONAL, INC. (the "Corporation"), a Corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify:

     That pursuant to authority conferred upon the Board of Directors by the Certificate of Incorporation, as amended, of the Corporation, and pursuant to the provisions of Section 151 of the General Corporation Law of the State of Delaware, said Board of Directors, acting by unanimous written consent dated to be effective as of December 31, 1996, adopted and approved a resolution providing for the designation and issuance of three hundred forty four thousand one hundred and sixty five (344,165) shares of 12% Redeemable Preferred Stock, $10.00 par value per share, which resolution is as follows:

     RESOLVED, pursuant to the authority expressly granted and vested in the Board of Directors of the Corporation in accordance with the provisions of its Certificate of Incorporation, as amended, the Board of Directors hereby designates three hundred forty four thousand one hundred and sixty five (344,165) shares of the Corporation's authorized and unissued preferred stock, $10.00 par value per share, as 12% Redeemable Preferred Stock (the "Redeemable Preferred Stock") which shall have the following powers, designations, preferences, and relative participating, optional or other special rights, and qualifications, limitations or restrictions:

     1. Rank. As to distributions upon liquidation, dissolution and winding up, the shares of Redeemable Preferred Stock shall rank senior to the Corporation's outstanding Convertible Preferred Stock and senior to the Corporation's Common Stock.

     2. Voting Rights. Except as otherwise required by law or expressly provided herein the holders of shares of Redeemable Preferred Stock shall not be entitled to vote on any matters submitted to a vote of the Stockholders of the Corporation or expressly provided herein. Notwithstanding the foregoing the holders of the Redeemable Preferred Stock shall be entitled to vote as a class upon any amendment to the Corporation's Certificate of Incorporation that would have the effect of canceling or otherwise affecting the rights of the holders of Redeemable Preferred Stock to receive dividends which have accrued but which have not been declared.

     3. Dividends and Distributions.

        a. Holders of record of shares of Redeemable Preferred, out of funds legally available therefor, shall be entitled to receive dividends on their shares, which dividends shall accrue at the rate per share of 12% per annum (initially $1.20 per share per year) of the Stated Value (initially $10.00 per share) commencing January 1, 1997, in cash. Dividends on shares of Redeemable Preferred Stock shall be cumulative, and no dividends or other distributions shall be paid or declared and set aside for payment on the Common Stock or any other capital stock of the Corporation ranking junior to the Redeemable Preferred Stock unless such dividends shall have been paid or declared and set aside for payment. Dividends shall be payable in arrears, at the initial rate of $1.20 per share for each full calendar year ending December 31, to the holders of record of the Redeemable Preferred Stock as they appear on the stock record books of the Corporation on such record dates not more than sixty (60) nor less than ten (10) days preceding the payment dates thereof, as shall be fixed by the Board of Directors of the Corporation or a duly authorized committee thereof; provided, however, that the initial dividend for the Redeemable Preferred Stock shall accrue for the period commencing January 1, 1997 through December 31, 1997. If, in any year, insufficient funds are available to pay such dividends as are then due and payable with respect to the Redeemable Preferred Stock and all other classes and series of capital stock ranking in parity therewith (or such payment is otherwise prohibited by the terms of the Corporation's indebtedness or provisions of the General Corporation Law of Delaware as then in effect), such funds as are legally available to pay such dividends shall be paid to the holders of the Redeemable Preferred Stock and to the holders of such other classes and series of capital stock, on a pro rata basis as provided in Section 4, in accordance with the rights of each such holder, and the balance of accrued but undeclared and/or unpaid dividends shall be declared and paid on the next succeeding dividend date to the extent that funds are then legally available for such purpose.
Each reference herein to the Common Stock includes each other class or series of capital stock, if any, ranking junior to Preferred Redeemable Stock that may be authorized from time to time.

        b. In the event that the Corporation (which for this purpose shall include all subsidiaries of the Corporation) shall raise new equity after January 1, 1997, through the sale of shares of capital stock and/or membership interests, in a cumulative amount in excess of Ten Million Dollars ($10,000,000.00), excluding any intercorporate investments among the Corporation and its subsidiaries, all dividends accrued and unpaid with respect to the Redeemable Preferred Stock, whether or not declared, shall become
immediately due and payable.   If for any reason the Corporation is unable to
pay any dividends accrued and owing pursuant to this Section 3.b, the Corporation will pay such dividends to the holder as soon thereafter as funds of the Corporation are legally available for such payment. The Corporation will take or cause to be taken such actions as are necessary to transfer any funds held by the subsidiaries of the Corporation to the Corporation in order to allow the Corporation to meet its obligations under this Section 3(b).

        c. In the event that the Corporation (which for this purpose shall include all subsidiaries of the Corporation) shall raise new equity after January 1, 1997 through the sale of shares of capital stock and/or membership interests in a cumulative amount in excess of Fifteen Million Dollars ($15,000,000.00) excluding any intercorporate investments among the Corporation and its subsidiaries (a "Refinancing"), then immediately upon the achievement of the Refinancing, the dividend rate of the Redeemable Preferred Stock shall be increased to one hundred fifty percent (150%) of the dividend rate then in effect.

     4. Liquidation Rights.

        a. Preferences and Participations Upon Liquidation.

        Upon the dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, the holders of the Redeemable Preferred Stock shall be entitled to receive out of the assets of the Corporation available for distribution to stockholders, the Stated Value (as defined below) per share before any payment or distribution shall be made in respect of the Convertible Preferred Stock or the Common Stock. For purposes hereof, the "Stated Value" shall equal $10.00 per share, such amount to be adjusted to reflect stock splits, stock dividends, subdivisions, combinations or reclassifications which occur subsequent to the date hereof. If, upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the assets shall be insufficient to permit the payment to the holders of the Redeemable Preferred Stock of the full preferential amount aforesaid, all of the assets of the Corporation available for distribution to the holders of Redeemable Preferred Stock shall be distributed ratably in accordance with the amount payable with respect to each such share.

        b. As Converted Liquidating Distributions.

        For purposes of this Section 4, the merger or consolidation of the Corporation or the sale of all or substantially all of the Corporation's assets shall, in and of themselves, be deemed to be a liquidation, dissolution or winding up of the Corporation.

     5. Conversion.

        a. Initially, the Redeemable Preferred Stock shall not be convertible. Immediately upon the achievement of a Refinancing the Redeemable Preferred Stock shall be convertible in the manner set forth in Section 5(b) below.

     b. Conversion Procedure.

        Commencing on the date that a Refinancing is accomplished:

        (1) Any holder of shares of Redeemable Preferred Stock may at any time, upon written notice to the Corporation, convert all or any number of such shares held by such holder ("CONVERSION") into a number of fully paid and non-assessable shares of the Corporation's Common Stock equal to the then in effect Conversion Ratio, as defined below, multiplied by the number of shares of Redeemable Preferred Stock being converted. In addition, any holder may elect to include in such Conversion an amount equal to all or any portion of the accrued but unpaid dividends and interest to the date of Conversion. At the time of Conversion, the Corporation, to the extent it has funds legally available therefor, shall pay in cash to each holder of Redeemable Preferred Stock an amount equal to all accrued but unpaid dividends and interest to the date of Conversion, which such holder has not elected to convert into Common Stock. In the event of Conversion, the Corporation shall forthwith transmit to such holder of Redeemable Preferred Stock upon surrender of the certificate(s) representing such shares, stock certificates for the shares of Common Stock issued as a result thereof, dated the date of Conversion, and such holder shall be deemed for all purposes to be the holder of such Common Stock as of the date of Conversion.

        (2) Upon the accomplishment of a Refinancing, each share of Redeemable Preferred Stock shall be convertible into such number of shares of Common Stock as is determined by dividing the then Stated Value of a share of Redeemable Preferred Stock (plus the amount of accrued and unpaid dividends which the holder has elected to convert to Common Stock) by eighty percent (80%) of the Market Value Per Share of Common Stock, as defined below (the "CONVERSION RATIO"). In the event of any split, stock dividend, subdivision, combination or reclassification of shares of Common Stock, or other recapitalization of the Corporation, having the effect of increasing or decreasing the issued and outstanding Common Stock held by each holder thereof, the Conversion Ratio shall be adjusted so that the number of shares of Common Stock into which each share of Redeemable Preferred Stock may be converted is equal to that number of shares of Common Stock that represents the same proportionate ownership interest in the Corporation as would have resulted if the conversion had taken place immediately prior to the event causing such adjustment.

        (3) As soon as practicable after the date of conversion (but in any event within ten business days following surrender of certificates representing the shares of Redeemable Preferred Stock that have been or are to be converted), the Corporation will deliver to the converting holder:

        (A) a certificate or certificates representing the number of whole shares (cash shall be paid in lieu of fractional shares)of Common Stock issuable by reason of such conversion registered in such name or names (subject to applicable securities laws regulations) and in such denomination or denominations as the converting holder has specified;

        (B) payment, from funds legally available therefore, in an amount equal to all dividends accrued, unpaid and owing pursuant to Section 3 hereof with respect to each share converted which have not been paid prior to the date of conversion plus cash for all fractional shares; and

        (C) a certificate representing any shares of Redeemable Preferred Stock (including fractional shares) which were represented by the certificate(s) delivered to the Corporation in connection with such conversion but which were not converted.

        (5) If for any reason the Corporation is unable to pay any dividends declared, unpaid and owing pursuant to Section 3 on the shares of Redeemable Preferred Stock being converted, the Corporation will pay such dividends, plus interest on the unpaid dividends for the period in excess of thirty (30) days during which such dividends shall remain unpaid, calculated at the rate of 12% per annum for the period prior to the occurrence of a Refinancing and at 18% per annum thereafter, to the converting holder as soon thereafter as funds of the Corporation are legally available for such payment. At the request of any such converting holder, the Corporation will provide such holder with written evidence of such obligation.

        (6) For purposes of this Section 5, "Market Value Per Share of Common Stock" shall mean (i) the last reported sale price of the Common Stock averaged over the ten (10) business days immediately prior to the date a notice of conversion is deemed received, as reported on the primary stock exchange on which the Common Stock is traded if the Common Stock is traded on a national stock exchange, or the NASDAQ Stock Market, Inc. ("NASDAQ") if the Common Stock is quoted on NASDAQ or (ii) if such last sales price information is not available, the average of the closing bid and asked prices as reported by the National Quotation Bureau, Inc., averaged over the ten (10) business days immediately prior to the date a notice of conversion is deemed received.

        c. Limitation on Exercise of Conversion Privilege.

        In the event that exercise of the conversion privileges set forth in this Section 5 would result in significant diminution of the ability of the Corporation to advantageously utilize its net operating loss carryforwards ("NOLS") for federal income tax purposes, in the judgment of the Corporation's certified public accountants, the right to exercise the conversion privileges with respect to any holders shares of Redeemable Preferred Stock shall be limited to the right to convert such number of shares of Redeemable Preferred Stock such that the shares of Common Stock to be received upon such conversion equals the maximum number of shares of Common Stock that may be issued upon conversion without the Corporation losing its ability to utilize its NOLS. The Corporation shall promptly notify the holders of shares of Redeemable Preferred Stock in writing of any determination by its certified public accountants that all or part of any remaining portion of the Redeemable Preferred Stock may be converted without jeopardizing SAI's ability to use its NOLS. The time period for the conversion of any portion of the Redeemable Preferred Stock (or any part thereof) the exercise of which was previously prohibited pursuant to the provisions of this Section shall be extended for a period of sixty (60) days following the receipt of written notice from SAI that the conditions that gave rise to the prohibition on exercise no longer apply.


     d. Authorization and Issuance of Common Stock. The Corporation covenants and agrees that:

        (1) The Corporation will at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of issuance upon the conversion of the Redeemable Preferred Stock as provided in this Section 5, such number of shares of Common Stock as shall then be issuable upon the conversion of all outstanding shares of Redeemable Preferred Stock. Commencing with the meeting of the Corporation's Board of Directors (the "Board") following the meeting held in April, 1997, the Board will estimate the number of shares issuable upon exercise of the conversion rights of the Redeemable Preferred Stock and reserve and keep available for issuance upon conversion of the Redeemable Preferred Stock such number of shares of Common Stock. The Corporation covenants that all shares of Common Stock which shall be so issuable shall, when issued, be duly and validly issued, fully paid and nonassessable and free from all taxes, liens and charges. The Corporation will take all such actions as may be necessary to assure that all shares of Common Stock may be so issued without violation of any applicable law or regulation or any requirements of any domestic stock exchange or market upon which any shares of Common Stock may be listed.

        (2) The Corporation will not take any action which results in any adjustment of the number of shares of Common Stock issuable upon conversion of a share of Redeemable Preferred Stock if the total number of shares of Common Stock issuable upon conversion of the Redeemable Preferred Stock then outstanding, together with the total number of shares of Common Stock then outstanding and the total number of shares of Common Stock reserved for any purpose other than issuance upon conversion of Redeemable Preferred Stock, would exceed the total number of shares of Common Stock then authorized by the Corporation's Certificate of Incorporation, as amended.

        (3) The issuance of certificates for shares of Common Stock upon conversion of shares of Redeemable Preferred Stock will be made without charge to the holders of such shares of Preferred Stock for any issuance tax in respect thereof.

        (4) The Corporation will not close its books against the transfer of shares of Redeemable Preferred Stock or of Common Stock issued or issuable upon conversion of shares of Redeemable Preferred Stock in any manner which interferes with the timely conversion of shares of Convertible Preferred Stock.

     e. Reorganization, Reclassification, Consolidation, Merger or Sale.

Any capital reorganization, reclassification, consolidation merger or sale of all or substantially all of the Corporation's assets to another person or entity which is effected in such a way that holders of Common Stock are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Common Stock is referred to herein as an "ORGANIC CHANGE." Prior to the consummation of any Organic Change, the Corporation will make appropriate provisions to insure that each of the holders of Redeemable Preferred Stock will thereafter have the right to acquire and receive such shares of stock, securities or assets as such holder would have received if such holder had converted the Redeemable Preferred Stock but only if the convertible immediately prior to such Organic Change. In any such Organic Change, the Corporation will make appropriate provisions to insure that the provisions of this Section 5 will thereafter be applicable as nearly as may be to the Redeemable Preferred Stock. The Corporation will not effect any consolidation, merger or sale, unless prior to the consummation thereof, the successor corporation resulting from consolidation or merger or the corporation purchasing such assets assumes the obligation to deliver to such holder of Redeemable Preferred Stock such shares of stock, securities or assets as, in accordance with the foregoing provisions, such holder may be entitled to acquire.

     f. Notices.

        (1) The Corporation will give written notice to all holders of shares of Redeemable Preferred Stock as soon as practicable but in any event at least ten days prior to the date on which the Corporation closes its books or takes a record on with respect to any dividend or distribution upon Common Stock or upon any other class of the Corporation's capital stock or with respect to any proposed Organic Change.

        (2) Any notice required by the provisions of this Certificate of Designations to be given to the Corporation or any holder of shares of Redeemable Preferred Stock shall be deemed given upon the first to occur of (x) the date when personally delivered to such holder of (y) on the first business day following the date on which it was delivered, properly addressed, to the agent of a reputable commercial overnight delivery service or (z) five (5) business days after the same has been deposited properly addressed in the United States mail, certified or registered mail, return receipt requested, postage prepaid.

        g. Taxes and charges. The Corporation will pay all taxes and other governmental charges, if any, that may be imposed in respect of the issuance or delivery of shares of Common Stock upon conversion of shares of Redeemable Preferred Stock.

     6. Redemption. Any time after the accomplishment of a Refinancing, the Corporation may, in its role discretion, elect to redeem all, but not less than all of the outstanding Redeemable Preferred Stock, upon no less than ten (10) days prior written notice to the holders of Redeemable Preferred Stock. The notice shall state that on the date stated therein the conversion rights pursuant to Section 5 shall expire (the "Expiration Date"), and that any shares of Redeemable Preferred stock as to which notice of the holder's election to convert has not been received by such date by the Corporation shall expire (the "Expiration Date"). All rights of the holders of Redeemable Preferred Stock as to which notice of conversion has not been received prior to the close of business on the Expiration Date shall terminate except for the right to receive the Redemption Payment (as defined below), as set forth herein. Within five
(5) business days of the Expiration Date, the Corporation shall pay to each holder of shares of Redeemable Preferred Stock an amount determined by multiplying the sum of (i) the then Stated Value of each share of Redeemable Preferred Stock and (ii) the accrued but unpaid dividends per share of Redeemable Preferred Stock as of the Expiration Date by (x) the number of such holder's shares of Redeemable Preferred Stock which were not converted prior to the close of business on the Expiration Date (the "Redemption Payment"). Each holder of shares of Redeemable Preferred Stock so redeemed shall surrender the certificates representing such shares to the Corporation for cancellation. Notwithstanding any failure of any such holder to surrender such shares for cancellation, all rights with respect to such shares other than the right to receive the Redemption Payment shall cease at the close of business on the Expiration Date.

     7. Prohibition on Certain Financing Transactions.   The Corporation and
its subsidiaries shall not enter into any transaction or related series of transactions, in any eighteen (18) month period, other than funding pursuant to the Senior Loan Agreement (as defined in Section 9 hereof), the effect of which is a net cash infusion into the Corporation or its subsidiaries greater than or equal to Fifteen Million Dollars ($15,000,000) without the prior written consent of the holders of a majority of the shares of Redeemable Preferred Stock then outstanding.

     8. Amendment. Any of the terms of the Redeemable Preferred Stock may be amended or waived if the Corporation has obtained the affirmative vote of or written consent by the holders of a majority of the shares of Redeemable Preferred Stock then outstanding.

     This Certificate of Designations, Rights, Preferences and Limitations of Redeemable Preferred Stock herein certified has been duly adopted in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware.

     9. Restrictions.    This Certificate of Designations, Rights,
Preferences and Limitations of Redeemable Preferred Stock (this "Certificate") is subject to the terms, conditions, limitations set forth in that certain Loan Agreement dated as of December 31, 1996 (as the same may be amended, restated, supplemented or otherwise modified from time to time (the "Senior Loan Agreement"), among the Corporation, certain affiliates of the Corporation and FINOVA Capital Corporation, a Delaware corporation, in its individual capacity as agent for all lenders ("Senior Lender"), including, without limitation, the restrictions on (i) payment of dividends, (ii) redemption of shares and (iii) modification, amendment or change to this Certificate, in each case and in every other case as contained in the Senior Loan Agreement.

     10. Conflicts.    In the event of any conflict between any term,
covenant, or condition of this Certificate and any term, covenant or condition of the Senior Loan Agreement, the provisions of the Senior Loan Agreement shall govern.




     Signed on     June 25, 1997
               -------------------

               /s/ James S. Brannen
               --------------------------
               James S. Brannen, President